SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Name of Issuer)

Ordinary Shares, Par Value HK$0.10

(Title of Class of Securities)

867270100

(CUSIP Number)

Linda Wu
Room 3610-12
36th Floor, The Centre, No. 99 Queen’s Road Central
Hong Kong
(852) 6478-2309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 867270100	13D

1	NAME OF REPORTING PERSONS Shenzen Huawei Holding Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,848,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,848,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,848,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 867270100	13D

1	NAME OF REPORTING PERSONS Huawei Technologies Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,848,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,848,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,848,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 867270100	13D

1	NAME OF REPORTING PERSONS Huawei Tech. Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,848,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163,848,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,848,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the ordinary shares, par value HK$0.10 per share (the “Shares”), of SUNDAY Communications Limited (the “Company”), a Cayman Islands company. The Company’s Shares are listed on the Hong Kong Stock Exchange. American Depositary Shares representing the Shares are traded on the Nasdaq National Market. The Company’s principal executive offices are located at 13/F, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”).

Item 2. Identity and Background

Item 2(a). Names of the Persons Filing

     (i) Shenzen Huawei Holding Co., Ltd. (“Huawei Holding”), a company incorporated in the PRC Huawei Holding is an investment holding company.

     (ii) Huawei Technologies Co., Ltd. (“Huawei Technologies”), a company incorporated in the PRC Huawei Technologies is engaged in the business of the development, production and marketing of communications equipment and providing customized network solutions for telecommunications carriers in optical, fixed, mobile and data communications networks.

     (iii) Huawei Tech. Investment Co., Ltd. (“Huawei Investment”), a company incorporated in Hong Kong, the PRC Huawei Investment is engaged in the development, production and marketing of electronics and communications equipment, trading and investment activities.

     Huawei Holding, Huawei Technologies and Huawei Investment are referred to collectively herein as “Reporting Persons”.

Item 2(b). Address of Principal Business Office

     (i) The address of the principal business and principal office of Huawei Holding is 1 Building, B Block, Huawei Industrial Base, Bantian Longgang, Shenzen 518129, the PRC.

     (ii) The address of the principal business and principal office of Huawei Technologies is HQ Office Building, Huawei Industrial Base, Bantian Longgang, Shenzen 518129, the PRC.

     (iii) The address of the principal business and principal office of Huawei Investment is Room 3610-12, 36th Floor, The Centre, No. 99 Queen’s Road Central, Hong Kong.

Item 2(d). Criminal Proceedings

     During the last five years, none of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). Civil Proceedings

     During the last five years, none of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Huawei Investment purchased 163,848,000 Shares of the Company in open market transactions during the period from January 7, 2004 to February 5, 2004. Huawei Investment spent an aggregate of HK$74,151,231 in making such purchases. Huawei Investment funded the purchases from its working capital.

Item 4. Purpose of Transaction

     Huawei Investment purchased the Shares for investment purposes. At the time of purchase, Huawei Investment did not acquire the Shares for the purpose of or with the effect of changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect.

     Huawei Investment may make additional purchases of Shares of the Company from time to time or may engage in dispositions of all or a portion of the Company’s Shares presently owned or hereafter acquired by Huawei Investment in the open market or in private transactions, depending on the market condition of the Company’s Shares, other investment opportunities, general economic conditions, stock market conditions and other future developments and factors that may affect the decision of Huawei Investment.

Item 5. Interest in Securities of the Issuer

     Huawei Investment is a direct 90% owned subsidiary of Huawei Technologies, which in turn is a direct 99.99% owned subsidiary of Huawei Holding. Huawei Investment beneficially owns the following aggregate number of Shares of the Company. This statement is also being filed on behalf of Huawei Technologies and Huawei Holding, which may be deemed to beneficially own the Shares of the Company held by Huawei Investment.

(a)	Number and Percentage of Shares Beneficially Owned by Huawei Investment:		163,848,000 (5.48%)

	Except as set forth in this Item 5(a), none of Huawei Investment, and, to the best of its knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

(b)	Powers:	No. of Shares

	Huawei Investment’s Sole Power to Vote
	Or to Direct the Vote:	163,848,000

	Huawei Investment’s Shared Power to Vote
	Or to Direct the Vote:	0

	Huawei Investment’s Sole Power to Dispose
	Or to Direct the Vote:	163,848,000

	Huawei Investment’s Shared Power to Dispose
	Or to Direct the Vote:	0

(c)	Description of Huawei Investment’s transactions in the past 60 days, all of which were effected through the Hong Kong Stock Exchange:

Buy or Sell	Date	Number of Shares	Average Price Per Share

			in HK$
buy	January 7, 2004	3,612,000	0.334
buy	January 8, 2004	1,853,000	0.360
buy	January 9, 2004	30,600,000	0.373
buy	January 12, 2004	8,728,000	0.389
buy	January 13, 2004	23,118,000	0.406
buy	January 14, 2004	1,340,000	0.485

Buy or Sell	Date	Number of Shares	Average Price Per Share

buy	January 15, 2004	8,180,000	0.544
buy	January 16, 2004	40,000,000	0.553
sell	January 19, 2004	(3,162,000)	0.591
buy	January 26, 2004	400,000	0.530
buy	January 27, 2004	2,300,000	0.540
buy	January 28, 2004	20,334,000	0.538
buy	January 30, 2004	1,200,000	0.530
buy	February 2, 2004	8,226,000	0.531
buy	February 3, 2004	3,000,000	0.550
buy	February 4, 2004	6,112,000	0.560
buy	February 5, 2004	8,007,000	0.560

		163,848,000

(d)	Others with the right or the power to receive or to direct the receipt the dividends:

Inapplicable

(e)	Date when the reporting person ceased to be the beneficial owner of more than 5% of the class of securities:

Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Inapplicable

Item 7. Material to be Filed as Exhibits

          Exhibit I— Joint Filing Agreement, dated February 13, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shenzen Huawei Holding Co., Ltd.

By:	/s/ Ji Ping

	Name:	Ji Ping
	Title:	Vice President

Huawei Technologies Co., Ltd.

By:	/s/ Jiang Xisheng

	Name:	Jiang Xisheng
	Title:	Vice President

Huawei Tech. Investment Co., Ltd.

By:	/s/ Wu Shuyuan

	Name:	Wu Shuyuan
	Title:	Assistant President

Dated: February 13, 2004

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

     The name and present principal occupation or employment of each of the directors and executive officers of Shenzen Huawei Holding Co., Ltd. are set forth below. The business address for each of the foregoing persons is 1 Building, B Block, Huawei Industrial Base, Bantian Longgang, Shenzen 518129, the PRC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Shenzen Huawei Holding Co., Ltd.

Name	Present Principal Occupation	Country of Citizenship

Ren Zhengfei	President and Director	PRC
Sun Yafang	Vice President and Director	PRC
Zheng Baoyong	Vice President and Director	PRC
Ji Ping	Vice President and Director	PRC
Hong Tianfeng	Vice President and Director	PRC
Xu Wenwei	Vice President and Director	PRC
Zheng Shusheng	Vice President and Director	PRC
Guo Ping	Vice President and Director	PRC
Fei Min	Vice President and Director	PRC
Zhou Jin	Vice President and Director	PRC
Yang Hanchao	Vice President and Director	PRC

     The name and present principal occupation or employment of each of the directors and executive officers of Huawei Technologies Co., Ltd. are set forth below. The business address for each of the foregoing persons is HQ Office Building, Huawei Industrial Base, Bantian Longgang, Shenzen 518129, the PRC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huawei Technologies Co., Ltd.

Name	Present Principal Occupation	Country of Citizenship

Ren Zhengfei	President and Director	PRC
Sun Yafang	Vice President and Director	PRC
Zheng Baoyong	Vice President and Director	PRC
Ji Ping	Vice President and Director	PRC
Hong Tianfeng	Vice President and Director	PRC
Xu Wenwei	Vice President and Director	PRC
Zheng Shusheng	Vice President and Director	PRC
Guo Ping	Vice President and Director	PRC
Fei Min	Vice President and Director	PRC
Zhou Jin	Vice President and Director	PRC
Yang Hanchao	Vice President and Director	PRC

     The name and present principal occupation or employment of each of the directors and executive officers of Huawei Tech. Investment Co., Ltd. are set forth below. The business address for each of the foregoing persons is Room 3610-12, 36th Floor, The Centre, No. 99 Queen’s Road Central, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huawei Tech. Investment Co., Ltd.

Name	Present Principal Occupation	Country of Citizenship

Ji Ping	President and Director	PRC
Meng Wanzhou	Vice President and Director	PRC